UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

246647 10 1

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	246647 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delek Hungary Holding LTD Liability CO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

None

	6	SHARED VOTING POWER

31,536,432

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

31,536,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,536,432

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	246647 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Itshak Sharon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

None

	6	SHARED VOTING POWER

31,536,432

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

31,536,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,536,432 (consists of 31,536,432 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

CUSIP No.	246647 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delek Group, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

None

	6	SHARED VOTING POWER

31,536,432

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

31,536,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,536,432 (consists of 31,536,432 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	246647 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delek Petroleum, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

None

	6	SHARED VOTING POWER

31,536,432

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

31,536,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,536,432 (consists of 31,536,432 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

Item 1.

(a)	Name of Issuer
Delek US Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices
7102 Commerce Way, Brentwood, Tennessee 37027

Item 2.

(a)	Name of Person Filing

This schedule is being filed jointly by Itshak Sharon (Tshuva), Delek Group, Ltd. (“Delek Group”), Delek Petroleum, Ltd. (“Delek Petroleum”), and Delek Hungary Holding Limited Liability Company (“Delek Hungary”).

(b)	Address of Principal Business Office or, if none, Residence

The address of Mr. Sharon, Delek Group and Delek Petroleum is 7, Giborei Israel Street, P.O.B. 8464, Industrial Zone South, Netanya, Israel 42504. The address of Delek Hungary is 1062 Budapest, Andrássy út 100. II, Hungary.

(c)	Citizenship
Mr. Sharon is an Israeli citizen. Delek Group is an Israeli corporation. Delek Petroleum is an Israeli corporation. Delek Hungary is a Hungarian limited liability company.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number
246647 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 31,536,432

(b)	Percent of class: 53.0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 31,536,432

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 31,536,432

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	By:	/s/ Itshak Sharon (Tshuva)
Name: Itshak Sharon (Tshuva)
Title:

Delek Group, Ltd.

Date: February 14, 2013	By:	/s/ Asaf Bartfeld
Name: Asaf Bartfeld
Title: Chief Executive Officer

Delek Petroleum, Ltd.

Date: February 14, 2013	By:	/s/ Gabriel Last
Name: Gabriel Last
Title: Chairman

Delek Hungary Holding Limited Liability Company

Date: February 14, 2013	By:	/s/ Barak Mashraki
Name: Barak Mashraki
Title: Managing Director

Footnotes:
Item 4(a): Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary beneficially own 31,536,432 shares of the Common Stock. Mr. Sharon beneficially owns, at December 31, 2012, 64.50% of the outstanding equity and 64.93% of the voting ordinary shares of Delek Group through two corporations he controls. Delek Group is the parent company of Delek Petroleum, and Delek Petroleum owns 98.42% of Delek Hungary, the record owner of 31,536,432 shares of Common Stock. By virtue of the foregoing relationships, Mr. Sharon, Delek Group and Delek Petroleum may be deemed to beneficially own the securities owned of record by Delek Hungary. Each of Mr. Sharon, Delek Group and Delek Petroleum disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Item 4(b): Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary are the beneficial owners of 53.0% of the outstanding shares of the Common Stock. This percentage is determined by dividing 31,536,432 by the 59,498,411 shares of Common Stock issued and outstanding on November 2, 2012, as reported in the Issuer’s Quarterly Report on form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

Item 4(c): Each of Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary holds the sole power to vote or to direct the vote of zero (0) shares of the Common Stock. By virtue of the relationships set forth in Item 4(a) above, each of Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary holds the shared power to vote or to direct the vote of 31,536,432 shares of the Common Stock.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)